EA SERIES TRUST
FEE WAIVER AGREEMENT
THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 25th day of April, 2025 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the Amplius Aggressive Asset Allocation ETF (the “Fund”), and Empowered Funds, LLC dba EA Advisers, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”
BACKGROUND:
WHEREAS, the Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Adviser dated November 11, 2024 (the “Advisory Agreement”); and
WHEREAS, the Adviser desires to limit the Fund’s operating expenses to offset acquired fund fees and expenses of the Fund, and the Trust desires to allow the Adviser to implement such limit.
TERMS:
NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the Parties hereto intending to be legally bound, it is agreed as follows:
1.Fee Waiver. For the term of this Waiver Agreement, the Adviser shall waive all or a portion of its management fee for the Fund under the Advisory Agreement, or pay to the Fund, on a monthly basis, as necessary to offset the Fund’s acquired fund fees and expenses (as defined in Item 3 Instruction 3(f)(i) of Form N-1A).
2.Recoupment. There shall be no recoupment of any waived fees or reimbursed expenses by the Adviser under this Waiver Agreement.
3.Term and Termination. This Waiver Agreement shall, with respect to the Fund, commence on the Fund’s launch date and remain in effect until May 31, 2026. This Waiver Agreement shall automatically renew for subsequent one-year periods unless either party has provided written notice to the other party of such non-renewal. This Waiver Agreement shall automatically terminate with respect to the Fund upon termination of the Advisory Agreement. The Board of Trustees of the Trust, in its sole discretion, may terminate this Waiver Agreement at any time with reasonable notice delivered to the Adviser.
4.Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the Parties.
IN WITNESS WHEREOF, the Parties have caused this Waiver Agreement to be executed as of the date first written above.

EA SERIES TRUST, on behalf of the Amplius Aggressive Asset Allocation ETF	EMPOWERED FUNDS, LLC dba EA Advisers
/s/ Michael D. Barolsky	/s/ Sean Hegarty
Michael D. Barolsky	Sean Hegarty
Vice President	Chief Operating Officer